Exhibit 99.1

SINOVAC Reports on the Clinical Trial Progress of its Anti-COVID-19 Antibody SA55 Injection

Clinical trials will advance treatment of COVID-19 infection.

September 11, 2023, Beijing, China – Sinovac Biotech Ltd. (“SINOVAC” or the “Company”) (NASDAQ: SVA), a leading provider of biopharmaceutical products in China, announced that the Company has completed the phase I clinical trial for its broad-spectrum neutralizing antibody product, the Anti-COVID-19 Antibody SA55 Injection (“SA55 Injection”) in Beijing and has entered the phase II clinical trial in Shanghai after successfully enrolling its first participant recently.

SINOVAC’s SA55 Injection, which is intended for the treatment of COVID-19 infections, was approved for clinical trial in China on May 24, 2023. The phase I clinical trial has confirmed its preliminary safety profile in 40 healthy adults aged 18 to 65 in China.

The phase II clinical trial is a multicenter, randomized, double-blind, placebo-controlled study. It is expected to enroll 150 patients aged 18 and above with mild to moderate COVID-19 infection from nearly 20 medical institutions in China. Participants will be randomly assigned to groups receiving different dosages of SA55 Injection or placebo to evaluate its ability to decrease SARS-CoV-2 virus loads and alleviate clinical symptoms, while assessing its safety. Preliminary results are anticipated by the year’s end.

Mr. Weidong Yin, Chairman, President and CEO of SINOVAC, said: “After providing over 2.9 billion doses of SINOVAC’s COVID-19 vaccines to the world, we still expect to address the fast-developing COVID-19 virus mutations with a cutting-edge technology. The neutralizing antibody with broad-spectrum effectiveness is our new tool in our ongoing battle against the persistent threat to human health posed by the COVID-19 virus.”

“We hope that our SA55 injection can continuously make valuable contributions to COVID-19 prevention and control efforts, not only in China, but also globally,” Mr. Yin added.

The broad-spectrum neutralizing antibody SA55 was founded by a research team led by Dr. Xiaoliang Xie, academician of the Chinese Academy of Sciences and Dr. Yunlong Cao, researcher at Peking University’s Biomedical Pioneering Innovation Center. SA55 injection is a fully humanized antibody, which is screened from the blood of recovered SARS patients who have received three doses of COVID-19 vaccine, and then recombinantly expressed, according to Dr. Xie.

Their studies underscore the SA55’s efficacy in neutralizing the omicron variant and its sublineages, including BA.5, BF.7, BQ.1.1, XBB.1.5, BA.2.86 and the currently dominant strain, EG.5. Xie noted that SA55 is reportedly the only clinical antibody that SARS-CoV-2 hasn’t escaped.

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Monoclonal neutralizing antibodies for COVID-19 serve as both treatment and prevention. As a treatment option, their good safety profile and fewer contraindications cater to a broader population than small-molecule drugs for COVID-19.

As a prevention option, they have the advantage of rapidly increasing antibody levels post-administration and enjoy a longer half-life, making them suitable for immunocompromised individuals and those who would otherwise be ineligible for vaccination. China’s National Medical Products Administration has approved SINOVAC’s SA55 Nasal Spray for clinical trial in the prevention of COVID-19 infections, in April 2023.

About SINOVAC

Sinovac Biotech Ltd. (SINOVAC) is a China-based biopharmaceutical company that focuses on the R&D, manufacturing, and commercialization of biomedical products that protect against human infectious diseases.

SINOVAC’s product portfolio includes vaccines against COVID-19, enterovirus 71 (EV71) infected hand-foot-mouth disease (HFMD), hepatitis A, varicella, influenza, poliomyelitis, pneumococcal disease, mumps, etc.

The COVID-19 vaccine, CoronaVac®, has been approved for use in more than 60 countries and regions worldwide.  The hepatitis A vaccine, Healive®, passed WHO prequalification requirements in 2017. The EV71 vaccine, Inlive®, is an innovative vaccine under "Category 1 Preventative Biological Products" and commercialized in China in 2016.  In 2022, SINOVAC’s Sabin-strain inactivated polio vaccine (sIPV) and varicella vaccine were prequalified by the WHO.

SINOVAC was the first company to be granted approval for its H1N1 influenza vaccine Panflu.1®, which has supplied the Chinese government's vaccination campaign and stockpiling program. The Company is also the only supplier of the H5N1 pandemic influenza vaccine, Panflu®, to the Chinese government stockpiling program.

SINOVAC continually dedicates itself to pipeline development including but not limited to new technology, new vaccines as well as other biomedical products. We will constantly explore global opportunities of strategic expansion.

For more information, please visit the Company’s website at www.sinovac.com.

Sinovac Biotech Ltd.

Helen Yang

Tel: +86-10-8279 9720

Email: ir@sinovac.com

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